Exhibit 21.1

List of Subsidiaries of Nuburu, Inc.

Name	Jurisdiction of Incorporation or Organization	Name under which Subsidiary does Business
Nuburu Defense, LLC	Delaware	Nuburu Defense
Nuburu Subsidiary, Inc.	Delaware	Nuburu Subsidiary
Lyocon S.r.l.	Italy	Lyocon